Eventnoire, Inc

ANNUAL REPORT

65 W Adams St. 19th Floor
Chicago, IL 60661
7737594363
www.eventnoire.com

This Annual Report is dated June 16, 2026.

BUSINESS

Eventnoire, Inc. is a Delaware C corporation headquartered in Illinois focused on building a global marketplace for culturally rooted events and experiences. The company provides technology, media, ticketing, registration, and marketing solutions that empower event organizers, creators, brands, and organizations to create, promote, manage, and monetize live and digital experiences.

Through its platform, Eventnoire helps consumers discover curated cultural, professional, entertainment, and community driven events while enabling organizers to grow their audiences and streamline operations. The company also supports brands through sponsorship opportunities, experiential marketing campaigns, influencer collaborations, and audience engagement initiatives designed to connect companies with culturally engaged communities.

Eventnoire's long term vision is to become the worldwide gateway for cultural events and experiences by combining event discovery, commerce, media, and community into a scalable global ecosystem.

Previous Offerings

Type of Security: Common Stock
Final amount sold: $208,603.99
Use of proceeds: Funding operations
Intermediary: StartEngine Capital, LLC
Date: May 1, 2023

Offering exemption relied upon: §4(a)(6) / Regulation Crowdfunding

Type of security sold: SAFE
Final amount sold: $426,000.00
Use of proceeds: Funding operations
Date: Various, 2021–2024 (all converted into Series Seed-1 through Series Seed-6 Preferred Stock on May 9, 2024)
Offering exemption relied upon: 506(c)

Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $729,999.23
Number of Securities Sold: 971,777
Use of proceeds: Funding operations
Date: May 9, 2024
Offering exemption relied upon: 506(b)

Name: Series Seed-1 Preferred Stock
Type of security sold: Equity (issued upon conversion of Convertible Note)
Final amount sold: $113,465.75
Number of Securities Sold: 419,002
Use of proceeds: N/A – issued upon conversion
Date: May 9, 2024
Offering exemption relied upon: 506(b)

Name: Series Seed-2 Preferred Stock
Type of security sold: Equity (issued upon conversion of SAFEs)
Final amount sold: $135,000.00
Number of Securities Sold: 310,414
Use of proceeds: N/A – issued upon conversion
Date: May 9, 2024
Offering exemption relied upon: 506(b)

Name: Series Seed-3 Preferred Stock
Type of security sold: Equity (issued upon conversion of SAFEs)
Final amount sold: $138,500.00
Number of Securities Sold: 306,817
Use of proceeds: N/A – issued upon conversion
Date: May 9, 2024
Offering exemption relied upon: 506(b)

Name: Series Seed-4 Preferred Stock
Type of security sold: Equity (issued upon conversion of SAFEs)
Final amount sold: $15,000.00
Number of Securities Sold: 28,740
Use of proceeds: N/A – issued upon conversion
Date: May 9, 2024
Offering exemption relied upon: 506(b)

Name: Series Seed-5 Preferred Stock
Type of security sold: Equity (issued upon conversion of Convertible Note and SAFEs)
Final amount sold: $20,000.00
Number of Securities Sold: 1,061,471
Use of proceeds: N/A – issued upon conversion
Date: May 9, 2024
Offering exemption relied upon: 506(b)

Name: Series Seed-6 Preferred Stock
Type of security sold: Equity (issued upon conversion of SAFEs)
Final amount sold: $82,500.00
Number of Securities Sold: 137,290
Use of proceeds: N/A – issued upon conversion
Date: May 9, 2024
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

2025 was a year where we intentionally chose to build rather than chase top line growth. We finished the year at $1.007 million in total revenue, up 13.4% from $887K in 2024. That growth was modest by design. I made the decision early in the year that we needed to stop deferring critical product work, tighten our operations, and shift our revenue mix toward the parts of the business that can actually scale.

We reduced our net loss by 67.6%, from ($428K) in 2024 to ($139K) in 2025, a $289K improvement. That improvement came entirely from cost discipline. We cut total operating expenses by 40.6%, from $720K down to $427K. We had four profitable months in 2025 (July, August, September, and December), which tells me the model works when revenue seasonality lines up with our leaner cost structure.

The biggest driver was wages, which we cut by 45.8%, from $248K to $134K. We trimmed the sales team and reduced headcount so we could redirect budget toward product. Events expense dropped from $162K to essentially zero as we became more disciplined about which activations we funded directly. Travel came down 63.6%, from $68K to $25K. These were hard decisions, but they were the right ones. The only area where spending increased meaningfully was office supplies and software, which grew from $48K to $96K, reflecting our investment in the platform redesign and tooling upgrades that launched in Q1 2026.

Brand partnership revenue grew 71.5%, from $209K to $359K, and now represents the single largest revenue stream in the business. We also booked $50K in data services revenue for the first time, validating the value of our first party event data.
Together, brand partnerships and data services accounted for over 40% of total revenue in 2025, up from 24% in 2024. We collaborated with McDonald's, Match.com, the Chicago Cubs, Remy Martin, Honda, Northwestern Mutual, and others. We successfully enrolled dozens of customers into an Apple sponsored clinical trial in under three months. We launched a campaign with Greenwood Whiskey to help them enter the Texas market, which delivered millions of impressions and drove measurable product sales. These are real programs with real results, and they validate our thesis that ticketing was always the entry point to a higher margin B2B business.

Event revenue also grew 60.3%, from $100K to $161K, driven by activations like the Curator Summit in Atlanta where we brought nearly 300 event organizers, influencers, and brands together. The City of Atlanta and the Mayor's office publicly recognized Eventnoire's contribution to community and the curator economy. Some customers paid as much as $2,500 to attend the Sponsorship Summit at Pronghorn's headquarters.
Ticketing revenue declined 24.4%, from $578K to $437K. I want to be transparent about why. We trimmed our sales force to redirect budget toward product improvements that could no longer be deferred, including a full front end redesign, improved event discovery, and new organizer tools. We also stopped offering cash advances to event curators, which is a common practice competitors use to lock organizers into exclusive contracts. It cost us volume in the short term, but it was an unsustainable growth lever. The good news is that the product investments are already paying off. In Q1 2026, ticketing revenue is up 20.8% YoY as a direct result of reduced platform friction, a better user experience, and stronger onboarding processes.

Gross profit held roughly flat at $289K, but gross margin compressed from 32.9% to 28.6%. This was driven by a 32.1% increase in contractor costs as we invested in product development and delivery against our growing brand partnership book. At the same time, we cut advertising and marketing costs within COGS by 64.5%. As ticketing revenue recovers and brand partnerships continue to scale at higher margins, I expect gross margin to expand in 2026.

We entered 2026 with a leaner operation, a better product, stronger brand relationships, and a revenue mix that is shifting toward the most scalable, highest margin part of our business. Our Q1 2026 year to date numbers reflect that momentum: total income of $204K with brand partnership revenue at $99K (up 129.6% YoY) and ticketing revenue at $95K (up 20.8% YoY). We are having conversations with dozens of brands, and closing on 25% of them positions us to double revenue this year. The foundation work is done. Now we will continue to build on it in 2026.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 20,000.

Debt

Creditor: Government (EIDL - Economic Injury and Disaster Loan)
Outstanding balance: $169,800.00 original debt.
Interest rate: 3.75%

Creditor: Runway Family
Outstanding Balance: $250,000
Interest rate: 4%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Oluwafemi (Femi) L. Masha

 Oluwafemi (Femi) L. Masha's current primary role is with Dentons. Oluwafemi (Femi) L. Masha currently services approximately 40 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: COO
• Dates of Service: September 2017 — Present
• Responsibilities: Heading up operations and assisting with strategy implementation, corporate structure, and corporate governance. Officer does not take a salary.
• Position: Board Director
• Dates of Service: September 2017 — Present
• Responsibilities: Managing the business and affairs of the company

Other business experience in the past three years:

• Employer: Pyramid Solutions & Marketing, Inc.
Title: VP
Dates of Service: May 2011 — Present
Responsibilities: strategy and planning while working 10-15 hours a week
• Employer: Husch Blackwell
Title: Associate
Dates of Service: January 2019 — December 2021
Responsibilities: IP Attorney
• Employer: Dentons
Title: Managing Associate
Dates of Service: January 2022 — Present
Responsibilities: Trial lawyer working 10-15 hours a week

Name: Onyewuchi (Jeffrey) J. Osuji

 Onyewuchi (Jeffrey) J. Osuji's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO
• Dates of Service: September 2017 — Present
• Responsibilities: Oversee strategy, hiring, and execution of strategic plan while working 50 hours a week.
Recieves a salary of $50,000.
• Position: Board Director
• Dates of Service: September 2017 — Present
• Responsibilities: Managing the business and affairs of the company

Other business experience in the past three years:

• Employer: Pyramid Solutions & Marketing, Inc.
Title: President
Dates of Service: May 2011 — Present
Responsibilities: event planning and sponsorship sales requiring minimal time worked
• Employer: BlackDoctor, Inc.
Title: National Advertising Director
Dates of Service: September 2011 — November 2019

Responsibilities: Led advertising sales initiatives
• Employer: Kale Realty
Title: Real Estate Agent
Dates of Service: July 2019 — Present
Responsibilities: assist buyers with purchasing and selling real estate working 2 hours a week
• Employer: Osuji Enterprises
Title: CEO
Dates of Service: July 2019 — Present
Responsibilities: Oversee holding company for real estate that requires very limited time
• Employer: MD Newsline, Inc.
Title: Principal
Dates of Service: October 2019 — Present
Responsibilities: Strategy and advisory working about 3 hours a week
• Employer: 1871
Title: Entrepreneur In Residence
Dates of Service: May 2022 — Present
Responsibilities: Help facilitate the BLK Tech Founders Accelerator and support early-stage tech startups along their journey working 5 hours a week

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Onyewuchi J. Osuji
Amount and nature of Beneficial ownership: 3,000,000
Percent of common class: 32.38%
Percent of fully diluted: 20.46%

Title of class: Common Stock
Stockholder Name: Oluwafemi L. Masha
Amount and nature of Beneficial ownership: 3,000,000
Percent of common class: 32.38%
Percent of fully diluted: 20.46%

RELATED PARTY TRANSACTIONS

Name of Person: Oluwafemi Masha & Onyewuchi Osuji
Relationship to Company: Directors, Officers, and 20%+ shareholders
Nature / amount of interest in the transaction: The Company loaned money to some of its shareholders bearing no interest with maturity upon demand. The
total ending balance of this receivable was $445,064.86 as of December 31, 2025.
Material Terms: No interest and maturity upon demand.

OUR SECURITIES

The Company has authorized Common Stock; Series Seed Preferred Stock; and Series Seed-1, Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, and Series Seed-6 Preferred Stock. All previously issued Convertible Notes and SAFEs were converted into Preferred Stock at the closing of the Series Seed financing on May 9, 2024 and are no longer outstanding. .
Common Stock
Authorized: 15,300,000
Outstanding: 9,265,996
Voting Rights: 1 vote per share
Material Rights:
The total amount outstanding includes 451,430 shares to be issued pursuant to stock option and RSUs issued and outstanding

Series Seed Preferred
● Authorized: 1,331,202
● Outstanding: 971,777
● Voting Rights: 1 vote per share, voting together with Common Stock as a single class except as otherwise required by law or the Company's Amended and Restated Certificate of Incorporation
● Original Issue Price: $0.7512 per share
● Material Rights: Liquidation preference equal to 1x the original issue price of $0.7512 per share, plus any declared but unpaid dividends, ranking pari passu with all other series of Series Seed Preferred (Seed-1 through Seed-6) and senior to the Common Stock. Standard anti-dilution protection (broad-based weighted average), pro rata rights, registration rights, information and inspection rights, and customary protective provisions as set forth in the Amended and Restated Certificate of Incorporation, Voting Agreement, Investors' Rights Agreement, and Right of First Refusal and Co-Sale Agreement, each dated May 9, 2024.
Series Seed-1 Preferred
● Authorized: 419,002
● Outstanding: 419,002

- Voting Rights: 1 vote per share, voting together with Common Stock as a single class except as otherwise required by law or the Company's Amended and Restated Certificate of Incorporation
- Original Issue Price: $0.2708 per share
- Material Rights: Issued upon conversion of the Eventnoire CAST LLC Convertible Note. Liquidation preference equal to 1x the original issue price of $0.2708 per share, plus any declared but unpaid dividends, ranking pari passu with all other series of Series Seed Preferred and senior to the Common Stock. Same protective provisions, anti-dilution, registration, information and pro rata rights as the Series Seed Preferred.

Series Seed-2 Preferred
- Authorized: 310,414
- Outstanding: 310,414
- Voting Rights: 1 vote per share, voting together with Common Stock as a single class except as otherwise required by law or the Company's Amended and Restated Certificate of Incorporation
- Original Issue Price: $0.4349 per share
- Material Rights: Issued upon conversion of SAFEs with a $5,000,000 valuation cap. Liquidation preference equal to 1x the original issue price of $0.4349 per share, plus any declared but unpaid dividends, ranking pari passu with all other series of Series Seed Preferred and senior to the Common Stock. Same protective provisions, anti-dilution, registration, information and pro rata rights as the Series Seed Preferred.

Series Seed-3 Preferred
- Authorized: 306,817
- Outstanding: 306,817
- Voting Rights: 1 vote per share, voting together with Common Stock as a single class except as otherwise required by law or the Company's Amended and Restated Certificate of Incorporation
- Original Issue Price: $0.4514 per share
- Material Rights: Issued upon conversion of SAFEs. Liquidation preference equal to 1x the original issue price of $0.4514 per share, plus any declared but unpaid dividends, ranking pari passu with all other series of Series Seed Preferred and senior to the Common Stock. Same protective provisions, anti-dilution, registration, information and pro rata rights as the Series Seed Preferred.

Series Seed-4 Preferred
- Authorized: 28,740
- Outstanding: 28,740
- Voting Rights: 1 vote per share, voting together with Common Stock as a single class except as otherwise required by law or the Company's Amended and Restated Certificate of Incorporation
- Original Issue Price: $0.5219 per share
- Material Rights: Issued upon conversion of SAFEs. Liquidation preference equal to 1x the original issue price of $0.5219 per share, plus any declared but unpaid dividends, ranking pari passu with all other series of Series Seed Preferred and senior to the Common Stock. Same protective provisions, anti-dilution, registration, information and pro rata rights as the Series Seed Preferred.

Series Seed-5 Preferred
- Authorized: 1,061,471
- Outstanding: 1,061,471

- Voting Rights: 1 vote per share, voting together with Common Stock as a single class except as otherwise required by law or the Company's Amended and Restated Certificate of Incorporation
- Original Issue Price: $0.5417 per share
- Material Rights: Issued upon conversion of the Techstars Convertible Note and SAFEs with a $10,000,000 valuation cap. Liquidation preference equal to 1x the original issue price of $0.5417 per share, plus any declared but unpaid dividends, ranking pari passu with all other series of Series Seed Preferred and senior to the Common Stock. Same protective provisions, anti-dilution, registration, information and pro rata rights as the Series Seed Preferred.

Series Seed-6 Preferred

- Authorized: 137,290
- Outstanding: 137,290
- Voting Rights: 1 vote per share, voting together with Common Stock as a single class except as otherwise required by law or the Company's Amended and Restated Certificate of Incorporation
- Original Issue Price: $0.6009 per share

Material Rights: Issued upon conversion of SAFEs with a $6,000,000 valuation cap. Liquidation preference equal to 1x the original issue price of $0.6009 per share, plus any declared but unpaid dividends, ranking pari passu with all other series of Series Seed Preferred and senior to the Common Stock. Same protective provisions, anti-dilution, registration, information and pro rata rights as the Series Seed Preferred.

What it means to be a minority holder

As a minority holder of Eventnoire, Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing

player in the event management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for event management. Our revenues are therefore dependent upon live events occurring.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Eventnoire Premium Services. Delays or cost overruns in the development of Eventnoire Premium and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stockthat an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Eventnoire, Inc. was formed on October4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eventnoire, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eventnoire Premium is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Eventnoire, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Eventnoire, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Seasonality
Events and leisure activity are seasonal and this can impact revenue volatility and seasonality.

Events restrictions
Events and the event industry can be heavily impacted by government regulations and pandemics.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Eventnoire, Inc
By /s/ *Jeff Osuji*
Title: CEO

By /s/ *Jeff Osuji*
Name: Jeff Osuji
Title: CEO

By /s/ *Al Bedrosian*
Name: Al Bedrosian
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Profit and Loss
EVENTNOIRE INC
January 1-December 31, 2025

	Total
Income	
Brand Partnerships/Sponsorships	358,730.99
Data Services	50,000.00
Event Revenue	160,914.85
Ticket Fee Revenue	437,418.15
Total for Income	**$1,007,063.99**
Cost of Goods Sold	
Advertising & Marketing	24,986.41
Contractors	693,574.89
Total for Cost of Goods Sold	**$718,561.30**
Gross Profit	**$288,502.69**
Expenses	
Advertising and Marketing Software	34,077.94
Bad Debt	2,000.00
Bank Charges & Fees	1,106.20
Charitable Contributions	1,050.00
Dues & subscriptions	1,294.00
Education & Training	500.00
Events	60.33
Gifts	500.00
Insurance	5,134.75
Interest Paid	3,298.27
Legal & Professional Services	55,020.31
Meals & Entertainment	45,119.08
Office Supplies & Software	95,670.97
Payroll Fees	1,312.35
Payroll Taxes	11,459.95
Postage	1,631.36
QuickBooks Payments Fees	1,097.91
Rent & Lease	6,843.80
Telephone	894.73
Travel	24,788.82
Wages	134,369.65
Total for Expenses	**$427,230.42**
Net Operating Income	**-$138,727.73**
Net Other Income	
Net Income	**-$138,727.73**

Accrual Basis

Balance Sheet
EVENTNOIRE INC
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
5/3 BUSINESS STANDARD CHECKING (5680)	0.00
Bank of America Checking - 7359	64,912.43
Cash on hand	0.00
Events Escrow Account	-37,315.11
Total for Bank Accounts	**$27,597.32**
Accounts Receivable	
Accounts Receivable	107,191.72
Total for Accounts Receivable	**$107,191.72**
Other Current Assets	
Loans to Stockholders	445,064.86
Prepaid Expenses	9,834.00
Uncategorized Asset	-61,910.00
Undeposited Funds	0.00
Total for Other Current Assets	**$392,988.86**
Total for Current Assets	**$527,777.90**
Fixed Assets	
Software Development	11,742.00
Total for Fixed Assets	**$11,742.00**
Total for Assets	**$539,519.90**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Bank of america travel cc *5619	-48,305.04
BofA Credit Card *1268	3,376.92
Total for Credit Cards	**-$44,928.12**
Other Current Liabilities	
EE Benefit Liability	0.00
Loan from Shareholders	-1,750.00
Loan Payable	40,000.00
Promotor Payable	-203,541.20
Total for Other Current Liabilities	**-$165,291.20**
Total for Current Liabilities	**-$210,219.32**
Long-term Liabilities	
SAFE	0.00

SBA EIDL Loan	0.00
SBA Loan	169,800.00
Total for Long-term Liabilities	**$169,800.00**
Total for Liabilities	**-$40,419.32**
Equity	
Additional Paid-in Capital	505,404.44
Capital Stock	775.67
Deferred Compensation	20,002.04
Opening Balance Equity	137,614.28
Owner's Investment	22,500.00
Owner's Pay & Personal Expenses	617.00
Pronghorn Investment	499,999.48
SAFE Preferred Stock	920,940.00
Shareholder Distribution	500.00
Retained Earnings	-1,389,685.96
Net Income	-138,727.73
Total for Equity	**$579,939.22**
Total for Liabilities and Equity	**$539,519.90**

Accrual Basis

Statement of Cash Flows
EVENTNOIRE INC
January 1-December 31, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	
Bank of america travel cc *5619	
BofA Credit Card *1268	
EE Benefit Liability	
Loan Payable	
Prepaid Expenses	
Promotor Payable	
Uncategorized Asset	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
INVESTING ACTIVITIES	
Software Development	
Net cash provided by investing activities	
FINANCING ACTIVITIES	
Additional Paid-in Capital	
Opening Balance Equity	
SBA EIDL Loan	
Net cash provided by financing activities	
NET CASH INCREASE FOR PERIOD	
Cash at beginning of period	
CASH AT END OF PERIOD	

Total
-138,727.73
-51,440.57
-48,305.04
249.03
-3,854.80
40,000.00
-9,834.00
-201,797.20
61,910.00
-$213,072.58
-$351,800.31
-11,742.00
-$11,742.00
227,726.42
37,614.28
1,710.00
$267,050.70
-$96,491.61
$124,088.93
$27,597.32

EVENTNOIRE, INC. - STATEMENT IN CHANGES OF EQUITY
As of December 31, 2025

		Preferred Stock		Common stock		Additional	Accumulated	Stockholders'		
	Description	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity	Balance Sheet	
2017	Inception	-	-	-	$ -	$ -	$ -	$ -		
	Issuance of founders stock	-	-	6,000,000	$ -	$ -	$ -	$ -		
	Stock option compensation	-	-	525,000	$ -	$ -	$ -	$ -		
	Shares issued for cash	-	-	400,000	$ 55,012.50	$ -	$ -	$ 55,012.50		
	Additional paid-in capital	-	-	-	$ -	$ (11,860.00)	$ -	$ (11,860.00)		
	Net income (loss)	-	-	-	$ -	$ -	$ (9,881.76)	$ (9,881.76)	(9,881.76)	-
	December 31, 2017	-	-	6,925,000	$ 55,012.50	$ (11,860.00)	$ (9,881.76)	$ 33,270.74	33,270.74	-
2018	Shares issued for cash	-	-	1,356,725	$ 162,376.83	$ -	$ -	$ 162,376.83		
	Additional paid-in capital	-	-	-	$ -	$ (102,376.83)	$ -	$ (102,376.83)		
	Net income (loss)	-	-	-	$ -	$ -	$ (44,166.96)	$ (44,166.96)	(44,166.96)	-
	December 31, 2018	-	-	8,281,725	$ 217,389.33	$ (114,236.83)	$ (54,048.72)	$ 49,103.78	49,103.78	-
2019	Net income (loss)	-	-	-	$ -	$ -	$ (48,005.26)	$ (48,005.26)	(48,005.26)	-
	December 31, 2019	-	-	8,281,725	$ 217,389.33	$ (114,236.83)	$ (102,053.98)	$ 1,098.52	1,098.52	(0.00)
2020	Shares cancelled (founders)	-	-	(6,000,000)	$ -	$ -	$ -	$ -		
	Shares reissued from cancelled shares	-	-	6,000,000	$ -	$ -	$ -	$ -		
	Shares issued for services	-	-	40,886	$ -	$ -	$ -	$ -		
	Net income (loss)	-	-	-	$ -	$ -	$ (46,097.79)	$ (46,097.79)	(46,097.79)	-
	December 31, 2020	-	-	8,322,611	$ 217,389.33	$ (114,236.83)	$ (148,151.77)	$ (44,999.27)	(44,999.27)	-
2021	Shares cancelled (founders)	-	-	(6,000,000)	$ -	$ -	$ -	$ -		
	Shares reissued from cancelled shares	-	-	6,000,000	$ -	$ -	$ -	$ -		
	Shares issued for services	-	-	43,988	$ -	$ -	$ -	$ -		
	Net income (loss)	-	-	-	$ -	$ -	$ (48,914.25)	$ (48,914.25)	(48,914.25)	-
	December 31, 2021	-	-	8,366,599	$ 217,389.33	$ (114,236.83)	$ (197,066.02)	$ (93,913.52)	(93,913.52)	-
2022	Shares issued for services	-	-	22,049	$ -	$ -	$ -	$ -		
	Shares issued for cash	-	-	562,956	$ -	$ -	$ -	$ -		
	Net income (loss)	-	-	-	$ -	$ -	$ (230,831.02)	$ (230,831.02)	(230,831.02)	-
	December 31, 2022	-	-	8,951,604	$ 217,389.33	$ (114,236.83)	$ (427,897.04)	$ (324,744.54)	(324,744.54)	-
2023	Shares issued for cash	-	-	212,830	$ 214,861.35	$ -	$ -	$ 214,861.35		
	Deferred compensation expense recognized	-	-	-	$ -	$ 20,000.00	$ -	$ 20,000.00		
	Opening Balance Equity	-	-	-	$ -	$ 100,000.00	$ -	$ 100,000.00		
	Additional paid-in capital	-	-	-	$ -	$ (39,558.12)	$ -	$ (39,558.12)		
	Net income (loss)	-	-	-	$ -	$ -	$ (528,539.36)	$ (528,539.36)	(528,539.36)	-
	December 31, 2023	-	-	9,164,434	$ 432,250.68	$ (33,794.95)	$ (956,436.40)	$ (557,980.67)	(557,980.67)	-
2024	Shares cancelled	-	-	(562,956)	$ -	$ -	$ -	$ -		
	Shares reissued from cancelled shares	-	-	664,518	$ -	$ -	$ -	$ -		
	Shares issued upon SAFE conversions	2,456,500	920,940.00	-	$ -	$ -	$ -	$ 920,940.00		
	Shares issued for cash	445,145	499,999.48	-	$ -	$ -	$ -	$ 499,999.48		
	Owner's investment	-	-	-	$ -	$ 22,500.00	$ -	$ 22,500.00		
	Owner's pay & personal expenses	-	-	-	$ -	$ 617.00	$ -	$ 617.00		
	Shareholder distribution	-	-	-	$ -	$ 500.00	$ -	$ 500.00		
	Net income (loss)	-	-	-	$ -	$ -	$ (433,249.56)	$ (433,249.56)	(433,249.56)	-
	December 31, 2024	2,901,645	1,420,939.48	9,265,996	$ 432,250.68	$ (10,177.95)	$ (1,389,685.96)	$ 453,326.25	453,326.25	-

2025	Shares issued for cash		333,866	234,999.98	-	$ -	$ -	$ -	$ 234,999.98		
	Opening Balance Equity adjustment		-	-	-	$ -	$ 37,614.28	$ -	$ 37,614.28		
	Additional paid-in capital		-	-	-	$ -	$ (7,273.56)	$ -	$ (7,273.56)		
	Net income (loss)		-	-	-	$ -	$ -	$ (138,727.73)	$ (138,727.73)	(138,727.73)	-
	December 31, 2025	=	3,235,511	1,655,939.46	9,265,996	$ 432,250.68	$ 20,162.77	$ (1,528,413.69)	$ 579,939.22	579,939.22	-

= amounts should tie to P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

EVENTNOIRE INC
Balance Sheet
As of Dec 31, 2025

	Jan 2 - Dec 31 2017	2018	2019	2020	2021	2022	2023
Assets							
Current Assets							
Bank Accounts	2,671.22	11,494.68	1,098.52	28,700.73	323,723.46	365,239.52	55,743.97
Accounts Receivable							
Accounts Receivable							
Total for Accounts Receivable	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Other Current Assets	30,599.52	37,609.10	0.00	5,000.00	33,163.02	365,755.94	407,564.86
Total for Current Assets	**33,270.74**	**49,103.78**	**1,098.52**	**33,700.73**	**356,886.48**	**730,995.46**	**463,308.83**
Fixed Assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total for Assets	**33,270.74**	**49,103.78**	**1,098.52**	**33,700.73**	**356,886.48**	**730,995.46**	**463,308.83**
Liabilities and Equity							
Liabilities	0.00	0.00	0.00	78,700.00	450,800.00	1,055,740.00	1,021,289.50
Equity							
Additional Paid-in Capital	42,512.50	102,376.83	102,376.83	102,374.79	102,374.79	102,374.79	277,678.02
Capital Stock	640.00	775.67	775.67	775.67	775.67	775.67	775.67
Deferred Compensation				2.04	2.04	2.04	20,002.04
Opening Balance Equity			0.00	0.00	0.00	0.00	100,000.00
Owner's Investment							
Owner's Pay & Personal Expenses		0.00	0.00	0.00	0.00	0.00	0.00
Pronghorn Investment							
SAFE Preferred Stock							
Shareholder Distribution							
Retained Earnings		-9,881.76	-54,048.72	-102,053.98	-148,151.77	-197,066.02	-427,897.04
Net Income	-9,881.76	-44,166.96	-48,005.26	-46,097.79	-48,914.25	-230,831.02	-528,539.36
Total for Equity	**33,270.74**	**49,103.78**	**1,098.52**	**-44,999.27**	**-93,913.52**	**-324,744.54**	**-557,980.67**
Total for Liabilities and Equity	**33,270.74**	**49,103.78**	**1,098.52**	**33,700.73**	**356,886.48**	**730,995.46**	**463,308.83**

	2024	2025
	124,088.93	27,597.32
	55,751.15	107,191.72
	55,751.15	**107,191.72**
	445,064.86	392,988.86
	624,904.94	**527,777.90**
	0.00	11,742.00
	624,904.94	**539,519.90**
	171,578.69	-40,419.32
	277,678.02	505,404.44
	775.67	775.67
	20,002.04	20,002.04
	100,000.00	137,614.28
	22,500.00	22,500.00
	617.00	617.00
	499,999.48	499,999.48
	920,940.00	920,940.00
	500.00	500.00
	-956,436.40	-1,389,685.96
	-433,249.56	-138,727.73
	453,326.25	**579,939.22**
	624,904.94	**539,519.90**

	2017	2018	2019
Income	11.35	30,436.46	49,608.47
Cost of Goods Sold	9,756.00	50,604.89	9,348.08
Gross Profit	**-9,744.65**	**-20,168.43**	**40,260.39**
Expenses	137.11	23,998.53	88,265.65
Net Operating Income	**-9,881.76**	**-44,166.96**	**-48,005.26**
Other Income	0.00	0.00	0.00
Other Expenses	0.00	0.00	0.00
Net Other Income	**0.00**	**0.00**	**0.00**
Net Income	**-9,881.76**	**-44,166.96**	**-48,005.26**

EVENTNOIRE INC
Profit and Loss
January 1, 2017-December 31, 2025

	2020	2021	2022	2023	2024
	56,612.16	111,068.61	294,712.00	535,616.92	963,281.99
	41,216.22	105,401.40	80,571.60	350,597.10	633,939.38
	15,395.94	**5,667.21**	**214,140.40**	**185,019.82**	**329,342.61**
	62,493.73	180,581.46	444,971.42	713,559.18	762,373.24
	-47,097.79	**-174,914.25**	**-230,831.02**	**-528,539.36**	**-433,030.63**
	1,000.00	126,000.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00	218.93
	1,000.00	**126,000.00**	**0.00**	**0.00**	**-218.93**
	-46,097.79	**-48,914.25**	**-230,831.02**	**-528,539.36**	**-433,249.56**

2025	Total
1,007,063.99	$3,048,411.95
718,561.30	$1,999,995.97
288,502.69	**$1,048,415.98**
427,230.42	$2,703,610.74
-138,727.73	**-$1,655,194.76**
0.00	$127,000.00
0.00	$218.93
0.00	**$126,781.07**
-138,727.73	**-$1,528,413.69**

I, Onyewuchi J. Osuji, the President of Eventnoire, Inc., hereby certify that the financial statements of Eventnoire, Inc. and notes thereto for the periods ending 2025 (first Fiscal Year End of Review) and 2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Eventnoire, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12 day of May, 2026 (Date of Execution).

O. Jeffrey Osuji (Signature)

President_____ (Title)

May 12 , 2026_____ (Date)